UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 Commission File Number:  000-13823

CommunityOne Bancorp
(Exact name of registrant as specified in its charter)

1017 E. Morehead Street
Charlotte, North Carolina 28204
(336) 626-8300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value per share: None

Pursuant to the requirements of the Securities Exchange Act of 1934, CommunityOne Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 7, 2016	CAPITAL BANK FINANCIAL CORP., as successor to CommunityOne Bancorp

	By:	/s/ Christopher G. Marshall
	Name:	Christopher G. Marshall
	Title:	Chief Financial Officer